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                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13G
                    Under the Securities Exchange Act of 1934
                               (Amendment No. 1*)


                               AHL Services, Inc.
             -------------------------------------------------------
                                (Name of Issuer)
             -------------------------------------------------------


                          Common Stock, $.01 par value
             -------------------------------------------------------
                         (Title of Class of Securities)
             -------------------------------------------------------


                                   001296 10 2
             -------------------------------------------------------
                                 (CUSIP Number)
             -------------------------------------------------------


                                December 31, 2002
             -------------------------------------------------------
             (Date of Event Which Requires Filing of this Statement)


Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

         [ ] Rule 13d-1(b)

         [X] Rule 13d-1(c)

         [ ] Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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CUSIP NO.  001296 10 2

1.       Name of reporting persons
         I.R.S. Identification Nos. of above persons (entities only)

         Gerald L. Trooien

2.       Check the appropriate box if a member of a group

             (a) [ ]
             (b) [ ]

3.       SEC use only

4.       Citizenship or place of organization

                   U.S.A.

 Number of         5.       Sole voting power
   shares
beneficially                940,850
  owned by
    each           6.       Shared voting power
 reporting
person with                 0

                   7.       Sole dispositive power

                            940,850

                   8.       Shared dispositive power

                            0

9.       Aggregate amount beneficially owned by each reporting person

         940,850

10.      Check if the aggregate amount in Row (9) excludes certain shares [ ]


11.      Percent of class represented by amount in Row 9

         6.17%

12.      Type of reporting person

         IN

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Item 1(a).    Name of issuer:

              AHL Services, Inc.

Item 1(b).    Address of issuer's principal executive offices:

              1000 Wilson Blvd.
              Suite 910
              Arlington, VA 22209

Item 2(a).    Names of person filing:

              Gerald L. Trooien

Item 2(b).    Address of principal business office:

              10 River Park Plaza, Suite 800
              St. Paul, MN  55107

Item 2(c).    Citizenship:

              U.S.A.

Item 2(d).    Title of class of securities:

              Common Stock, par value $.01 per share

Item 2(e).    CUSIP No.:

              001296 10 2

Item 3. If this statement is filed pursuant to Secs. 240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

              (a) [ ] Broker or dealer registered under section 15 of the Act
                      (15 U.S.C. 78o);
              (b) [ ] Bank as defined in section 3(a)(6) of the Act
                      (15 U.S.C. 78c);
              (c) [ ] Insurance company as defined in section 3(a)(19) of the
                      Act (15 U.S.C. 78c);
              (d) [ ] Investment company registered under section 8 of the
                      Investment Company Act of 1940 (15 U.S.C. 80a-8);
              (e) [ ] An investment adviser in accordance with
                      Sec. 240.13d-1(b)(1)(ii)(E);
              (f) [ ] An employee benefit plan or endowment fund in accordance with Sec. 240.13d-1(b)(1)(ii)(F);
              (g) [ ] A parent holding company or control person in accordance with Sec. 240.13d-1(b)(ii)(G);
              (h) [ ] A savings association as defined in Section 3(b) of the
                      Federal Deposit Insurance Act (12 U.S.C. 1813);

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              (i) [ ] A church plan that is excluded from the definition of an investment company under section 3(c) (14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);
              (j) [ ] Group, in accordance with Sec. 240.13d-1(b)(1)(ii)(J).


Item 4.  Ownership

         (a)      Amount beneficially owned:

                  940,850

         (b)      Percent of class:

                  6.17%

         (c)      Number of shares as to which the person has:

                  (i)      Sole power to vote or to direct the vote:

                           940,850

                  (ii)     Shared power to vote or to direct the vote:

                           0

                  (iii) Sole power to dispose or to direct the disposition of:

                           940,850

                  (iv) Shared power to dispose or to direct the disposition of:

                           0

Item 5.  Ownership of 5 percent or Less of a Class

         Not Applicable.

Item 6.  Ownership of More than 5 Percent on Behalf of Another Person

         Not Applicable.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person

         Not Applicable.

Item 8.  Identification and Classification of Members of the Group

         Not Applicable.

Item 9.  Notice of Dissolution of Group

         Not Applicable.

Item 10. Certifications

         By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

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                                   Signature

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


February 13, 2003
----------------------------------
Date

/s/ Gerald L. Trooien
----------------------------------
Signature

Gerald L. Trooien
----------------------------------
Name/Title